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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              HOMESEEKERS.COM, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    437605108
                                 (CUSIP Number)


PETER T. SADOWSKI, ESQ.                                   NEIL A. JOHNSON
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL              CHIEF FINANCIAL OFFICER
FIDELITY NATIONAL FINANCIAL, INC.                         FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
17911 VON KARMAN AVENUE, SUITE 300                        4050 CALLE REAL
IRVINE, CALIFORNIA 92614                                  SANTA BARBARA, CALIFORNIA 93110
(949) 622-5000                                            (805) 696-7000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.

                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600

                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000

                                NOVEMBER 5, 2001

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].


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                                  SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO. 437605108                                            PAGE 2 OF 6 PAGES
---------------------------------                 ------------------------------

================================================================================
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Fidelity National Financial, Inc.  86-0498599

          Fidelity National Information Solutions, Inc.  41-1293754
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [X]
          (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

               WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Fidelity National Financial, Inc.:  Delaware

          Fidelity National Information Solutions, Inc.:  Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
          NUMBER OF
           SHARES                      Fidelity National Financial, Inc.:
        BENEFICIALLY                   12,238,641 (See Item 5)
          OWNED BY             -------------------------------------------------
            EACH               8       SHARED VOTING POWER
          REPORTING
           PERSON                      -0-
            WITH               -------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                       Fidelity National Financial, Inc.:
                                       12,238,641 (See Item 5)
                               -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Fidelity National Financial, Inc.:  12,238,641
          (See Item 5 for calculation)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Twenty-five percent (25%)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
================================================================================


                                       2
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ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of HomeSeekers.com, Inc., a Nevada corporation (the "Company"), with its principal executive offices located at 6490 South McCarran, Suite D-30, Reno, Nevada 89509.

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is being filed on behalf of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), and Fidelity National Information Solutions, Inc., a Delaware corporation and a majority-owned subsidiary of Fidelity and a Delaware corporation ("FNIS"). The principal executive offices of Fidelity are located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title- and real estate-related services. The principal executive offices of FNIS are located at 4050 Calle Real, Santa Barbara, California, 93110. FNIS is a company engaged principally in providing real estate-related informational services.

        Information regarding the directors and executive officers of Fidelity and FNIS is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

        During the last five years, neither Fidelity nor, to the best knowledge of Fidelity, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On October 25, 2001, Fidelity agreed to loan the Company up to Four Million Dollars ($4,000,000). In return, Fidelity accepted (i) a convertible revolving promissory note (the "Note") and (ii) a stock purchase warrant (the "Warrant"). The aggregate potential equity represented in the Note and the Warrant is 25% of the Company's outstanding Common Stock. To the extent the Note is not converted to a number of shares of common Stock representing a 25% equity stake in the Company, the Warrant is exercisable to bring Fidelity's beneficial ownership to as much as 25% of the outstanding shares of Common Stock. Both the Note and the Warrant are filed as exhibits hereto. The descriptions of the Note and Warrant contained herein are not intended to be complete are qualified in their entirety by reference to their full texts.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the Fidelity loan to the Company is to enable the Company to pay off existing debt so as to release lenders' liens on certain assets being purchased by FNIS, as described below. As an inducement to make the loan, Fidelity agreed to accept equity in the Company in the form of the Note and Warrant described in Item 3 above.


                                       3
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        FNIS and the Company have entered into an agreement (the "Asset Purchase
Agreement") whereby FNIS will purchase certain assets of the Company, such assets amounting to an estimated twenty percent (20%) of the Company's total assets. FNIS and the Company also entered into an agreement (the "Management Agreement") pursuant to which FNIS will provide management services to the Company until the earlier to occur between the close or the termination of the Asset Purchase Agreement. The Asset Purchase Agreement and the Management Agreement are filed as exhibits hereto. The descriptions of the Asset Purchase Agreement and the Management Agreement contained herein are not intended to be complete are qualified in their entirety by reference to their full texts.

        Except as set forth in this Item 4, Fidelity has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As a result of the issuance to Fidelity of the Note and the Warrant, Fidelity has a currently exercisable right to purchase up to approximately 12,238,641 shares, or the equivalent 25% of the outstanding shares of the Company's common stock, calculated by applying Fidelity's right to acquire 25% of the Company's outstanding shares to the total of 48,954,561 as reported to the Securities and Exchange Commission in the Company's 10-K for the year ended June 30, 2001. While the actual number of shares issuable to Fidelity is likely to be greater than 12,238,641 because of the dilutive effect of exercising the Note and Warrant, because the Warrant is convertible for a number of Company shares that cannot be determined at this time Fidelity determined that reporting some estimate of such greater number of shares would be misleading. Fidelity has the sole right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Company's Common Stock issuable upon the exercise of the Note and the Warrant. FNIS has no rights to receive or control disposition of any of the shares of Common Stock discussed in this Statement. Except for the transactions set forth above, neither Fidelity nor FNIS has effected any transaction in HomeSeekers.com Common Stock during the past sixty (60) days.

        Except as described above, neither Fidelity, FNIS, nor, to the best knowledge of Fidelity and FNIS, any of the persons referred to in Schedule I attached hereto, beneficially own any shares of HomeSeekers.com, Inc. Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Fidelity and the Company entered into a Credit Agreement, pursuant to which Fidelity agreed to loan the Company up to Four Million Dollars ($4,000,000) for the purpose of repaying or canceling loan debt. The Company issued to Fidelity the Note and the Warrant. Fidelity and the Company also executed a security agreement securing the Company's obligations to Fidelity.

        FNIS and the Company entered into the aforementioned Asset Purchase Agreement and Management Agreement.

        Except as described herein, neither Fidelity, FNIS, nor any other person referred to in Schedule I attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities HomeSeekers.com, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       99.1    Credit Agreement, dated October 25, 2001

       99.2    Convertible Revolving Promissory Note, dated November 5, 2001

       99.3    Purchase Warrant, dated November 5, 2001

       99.4    Security Agreement, dated October 25, 2001

       99.5    Asset Purchase Agreement, dated October 25, 2001;

       99.6    Management Agreement, dated October 25, 2001;


                                       5
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 15, 2001    FIDELITY NATIONAL FINANCIAL, INC.


                             By:      /s/ Marlan Walker
                                          Executive Vice President


Date:   November 15, 2001    FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.


                             By:      /s/ Neil Johnson
                                          Chief Financial Officer


                                       6
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                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

        The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States.

Directors and Officers of Fidelity:
----------------------------------

William P. Foley, II         Chairman of the Board and Chief Executive Officer
Frank P. Willey              Vice Chairman of the Board
John J. Burns, Jr.           Director
John F. Farrell, Jr.         Director
Philip G. Heasley            Director
William A. Imparato          Director
Donald M. Koll               Director
Daniel D. (Ron) Lane         Director
General William Lyon         Director
J. Thomas Talbot             Director
Cary H. Thompson             Director
Richard P. Toft              Director
Patrick F. Stone             President and Chief Operating Officer
Alan L. Stinson              Executive Vice President, Chief Financial Officer
Peter T. Sadowski            Executive Vice President, General Counsel


Directors and Officers of FNIS:
------------------------------

William P. Foley, II         Chairman of the Board and Chief Executive Officer
Willie D. Davis              Director
Richard J. Freeman           Director
Earl Gallegos                Director
Bradley Inman                Director
Patrick F. Stone             Director
Cary H. Thompson             Director
Eric D. Swenson              President
Neil A. Johnson              Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit Number                     Description
--------------                     -----------

     99.1        Credit Agreement, dated October 25, 2001

     99.2        Convertible Revolving Promissory Note, dated November 5, 2001

     99.3        Purchase Warrant, dated November 5, 2001

     99.4        Security Agreement, dated October 25, 2001

     99.5        Asset Purchase Agreement, dated October 25, 2001;

     99.6        Management Agreement, dated October 25, 2001;